TRANSGENE AND THE INTERNATIONAL AIDS VACCINE INITIATIVE (IAVI)
SIGN MANUFACTURING AGREEMENT

Strasbourg, France, November 17, 2005 – Transgene S.A. (Eurolist Paris: FR0005175080)

Transgene today announced its agreement with the International AIDS Vaccine Initiative (IAVI) for process development and manufacturing of an AIDS vaccine candidate for use in clinical trials.

The vaccine candidate uses the Adenovirus-35 vector technology and expresses HIV-1 antigens. Building on Transgene’s viral vectors manufacturing processes and long experience in the field, two vaccine batches and related pharmaceutical intermediates will be produced in Transgene’s manufacturing facility located near Strasbourg, France. Under the terms of this 18-month contract, financial details are to remain confidential.

Transgene and IAVI have worked together on two additional projects over the past three years — the manufacturing of several MVA (Modified Vaccinia Ankara) constructs including SIV (Simian Immunodeficiency Virus) genes and a study on the characterization of another vaccine candidate.

“We are very pleased to have been awarded this new manufacturing contract by such a renowned organization in the AIDS field,” said Philippe Archinard, Chief Executive Officer of Transgene. “It validates the quality of our manufacturing technology platform and competencies and will contribute to building our revenue stream over 2006 and 2007.”

About Transgene

Transgene is a France-based biopharmaceutical company dedicated to the development of therapeutic vaccines and immunotherapeutic products in oncology and infectious diseases. The company has three compounds in Phase II trials and one compound in Phase I studies. Transgene has bio-manufacturing production capacities for viral-based vectors and technologies available for out-licensing. For further information about Transgene, please visit www.transgene.fr.

About IAVI

The International AIDS Vaccine Initiative (IAVI) is a global not-for-profit organization working to accelerate the development of safe, effective, preventive AIDS vaccines for the world. Founded in 1996 and operational in 23 countries, the organization manages a portfolio of research and development (R&D) projects, prioritizing vaccine concepts and candidates based on the latest scientific findings. IAVI, based in New York with regional offices in Kenya and India, also is registered as a foundation (Stichting IAVI) under Dutch law and has an office in Amsterdam to oversee its extensive European Program activities. www.iavi.org

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Forward looking statement:

This press release contains forward-looking statements regarding Transgene’s contract manufacturing activities and the related revenues. These statements are based on Transgene’s current expectations and beliefs. As is the case with the production of any highly advanced biopharmaceutical products, technical difficulties may arise which cause delays or unanticipated costs. Actual results may therefore be less favorable than anticipated. For a description of the risks facing Transgene, see Transgene’s Annual Report on Form 20-F and its other reports on file with the U.S. Securities and Exchange Commission.

Press Contacts:

Transgene	Capital MS&L	Image 7
Philippe Poncet +33 3 88 27 91 21	Shaun Brown Mary Clark +44 (0)20 7307 5330	Estelle Guillot-Tantay Tiphaine Hecketsweiler + 33 1 53 70 74 93